Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of April 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: April 13, 2006


List of materials

Documents attached hereto:

i)  A press release announcing - Sony Ericsson Q1 Results


SONY                                                                    ERICSSON
Sony Corporation                                 Telefonaktiebolaget LM Ericsson
6-7-35, Kitashinagawa                                        SE-164 83 Stockholm
Shinagawa-ku, Tokyo, 141-0001 Japan                                       Sweden


PRESS RELEASE                                                     April 13, 2006


Greater depth in portfolio contributes to strong growth

Q1 Highlights:

               - Strong sales & volume growth
               - Expansion of portfolio at all price points
               - Income before tax Euro 151 million - 115% year-on-year increase

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the first quarter ended March 31, 2006 is as follows:

                                  Q1 2005   Q4 2005   Q1 2006

Numbers of units shipped (million)    9.4      16.1      13.3

Sales (EURO m.)                      1289      2310      1992

Income before taxes (EURO m.)          70       206       151

Net income (EURO m.)                   32       144       109

Units shipped in the quarter reached 13.3 million, a 41% increase compared to the same period last year, higher than general market growth but down 17% sequentially. Sales for the quarter were Euro 1,992 million, representing a year-on-year increase of 55%. Income before taxes was Euro 151 million, which represents a year-on-year increase of 115%. Net income more than tripled year-on- year to Euro 109 million.

Earlier increases in R&D investment enabled Sony Ericsson to announce more new products during the first quarter than in previous years. These products included a further three Walkman(R) phones; the tri-band edge W810, the high-end W950 with 4GB flash memory, and the mass market W300 clamshell. Building upon the success of bringing Sony's very popular Walkman(R) brand to the mobile phone, Sony Ericsson also announced the K800 and K790, flagship 3.2 megapixel imaging phones and the first Cyber-shot TM branded phones in the portfolio. Average Selling Price (ASP) rose 4% to Euro 149, reflecting the greater proportion of higher-end products entering the product mix due to the new phones for both KDDI and NTT DoCoMo in Japan.

In GSM markets a number of lower priced handsets such as the Z300, J230, J220 started to ramp up and ship. In Japan, NTT DoCoMo announced and started shipping Sony Ericsson's first FOMA TM phone, the SO902i, and KDDI launched the W41S, an EV-DO handset with Sony's FeliCa* multi-purpose IC card technology.

Growth in the global handset market continued to outpace earlier expectations, and Sony Ericsson now forecasts the global market outlook for 2006 to be over 900 million units. Our previous guidance was 10% growth versus estimated 2005 market volumes of about 780 million units.

In March, Sony Ericsson strengthened its strategy of focusing on compelling consumer mobile solutions through innovative mobile phones, accessories and PC cards by signing an agreement to sell its business-to-business Telemetry and Automotive M2M business units to Wavecom.

"The first quarter has seen Sony Ericsson announce a host of exciting products which address a wide variety of consumer needs and lifestyle choices. We have announced flagship models in our three key strategic areas: music, imaging and enterprise, and feel well positioned to deliver an enhanced user experience at all price points of our portfolio. The W800, W550 and W600 Walkman(R) phones were big sellers during the quarter and we have now sold 5.5 million Walkman(R) branded phones since mid-August, proving the success of our mobile music strategy. With a total of eight Walkman(R) phones now announced or shipping, plus the introduction of new Cyber-shot TM imaging phones, we are beginning to deliver the differentiation in our product portfolio which Sony Ericsson promised at the start of the joint venture," said Miles Flint, President of Sony Ericsson.

The Shareholders decided on a dividend of Euro 247 million paid to the parent companies on March 30, 2006.

FOMA TM is a trademark of NTT DoCoMo, Inc. in Japan and other countries.

*FeliCa is Sony's contactless IC card technology, providing advantage of multi-applications in a single card, as well as high security features and processing speed.


WALKMAN(R) and Cyber-shot TM are registered trademarks of Sony Corporation.

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, and PC-cards. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, the company employs approximately 6,000 people worldwide, including R&D sites in Europe, Japan, China and America. Sony Ericsson is the global title sponsor of the Women's Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information on Sony Ericsson, please visit www.SonyEricsson.com

CONTACTS:

Investors/Analysts

Ericsson Investor Relations
Susanne Andersson (Stockholm)   +46 8 719 4631

Sony Investor Relations
Takao Yuhara (Tokyo)            +81 3 5448 2180
Chris Hohman (London)           +44 20 7444 9711

Press/Media

Ericsson External Relations
Ase Lindskog (Stockholm)        +46 8 719 9725

Sony Corporate Communications
Koji Kurata (Tokyo)             +81 3 5448 2200

Sony Ericsson Corporate Communications
Aldo Liguori (London)           +44 208 762 5860
Merran Wrigley (London)         +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.